                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             NOVATEL WIRELESS, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  US66987M1099
                                 (CUSIP NUMBER)

                             ----------------------


                                 Alvin G. Segel
                              Irell & Manella LLP
                      1800 Avenue of the Stars, Suite 900
                         Los Angeles, California 90067
                                 (310) 277-1010

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 12, 2003
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US66987M1099

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Bay Investments Limited

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]


3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Hong Kong

Number of Shares    7.  Sole Voting Power: 142,857 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.  Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.  Sole Dispositive Power: 142,857 Shares
                    ------------------------------------------------------------
                    10. Shared Dispositive Power: 1,752,821 Shares  (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        OO

CUSIP No. US66987M1099


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Mutual Trust Management (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Cayman Islands

Number of Shares    7.      Sole Voting Power: 193,857 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power:  193,857 Shares
                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        IV

CUSIP No. US66987M1099


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        RIT Capital Partners plc

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        United Kingdom

Number of Shares    7.      Sole Voting Power:  55,100 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power:  55,100 Shares
                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        IV

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Sofaer Capital Inc.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        British Virgin Islands

Number of Shares   7.       Sole Voting Power: 90,000 Shares
Beneficially       -------------------------------------------------------------
Owned by Each      8.       Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting          -------------------------------------------------------------
Person With        9.       Sole Dispositive Power: 90,000 Shares
                   -------------------------------------------------------------
                   10.      Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person
        CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Michael Sofaer

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        United Kingdom

Number of Shares    7.       Sole Voting Power: 0 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.       Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.       Sole Dispositive Power: 0 Shares
                    ------------------------------------------------------------
                    10.      Shared Dispositive Power: 1,752,821 Shares
                             (See Item 5)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        IN

CUSIP No. US66987M1099


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Seon Yong Lee

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Korea

Number of Shares    7.      Sole Voting Power: 35,714 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power: 35,714 Shares
                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        IN

CUSIP No. US66987M1099


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Cornerstone Equity Investors, LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Delaware

Number of Shares    7.      Sole Voting Power: 0 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power: 0 Shares

                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Cornerstone Equity Investors IV, L.P.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [ ]

        (b)   [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [  ]

6.      Citizenship or Place of Organization

        Hong Kong

Number of Shares    7.      Sole Voting Power: 766,905 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power: 766,905 Shares
                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        PN

CUSIP No. US66987M1099


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        PS Capital LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

3.      SEC Use Only

4.      Source of Funds (See Instructions)

        PF  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Delaware

Number of Shares    7.      Sole Voting Power: 468,388 Shares
Beneficially        ------------------------------------------------------------
Owned by Each       8.      Shared Voting Power: 3,065,300 Shares  (See Item 5)
Reporting           ------------------------------------------------------------
Person With         9.      Sole Dispositive Power: 468,388 Shares
                    ------------------------------------------------------------
                    10.     Shared Dispositive Power: 1,752,821 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,065,300 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        39.2%, based on 6,984,823 shares of Common Stock outstanding as of March 5, 2002, as disclosed by the Issuer (as defined below) pursuant to the Securities Purchase Agreement (as defined below).

14.     Type of Reporting Person

        OO

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

        (a)    Name of Issuer:

               Novatel Wireless, Inc., a Delaware corporation (the "ISSUER").

        (b)    Address of Principal Executive Offices of the Issuer:

               9360 Towne Centre Drive, Suite 110   San Diego, CA  92121

        (c)    Title of Class of Equity Securities:

               Common stock, par value $0.001 per share ("COMMON STOCK").

ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed jointly by Bay Investments Limited ("BAY INVESTMENTS"), Mutual Trust Management (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund ("MUTUAL TRUST MANAGEMENT"), RIT Capital Partners plc ("RIT"), Sofaer Capital Inc. ("SOFAER CAPITAL"), Michael Sofaer ("MR. SOFAER"), Seon Yong Lee ("MR. LEE"), Cornerstone Equity Investors, LLC ("CORNERSTONE LLC"), Cornerstone Equity Investors IV, L.P. ("CORNERSTONE") and PS Capital LLC ("PS CAPITAL" and, together with the foregoing, "REPORTING PERSONS").

(a)     Bay Investments:

        Bay Investments is a limited liability entity formed under the laws of Hong Kong. Its principal business is to seek out opportunities to invest in the securities of companies and to acquire, hold, manage and dispose of such securities. The principal place of business of Bay Investments is Suite 1806, Central Plaza, 18 Harbour Road, WanChai, Hong Kong.

        With respect to each manager of Bay Investments, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

(b)     Mutual Trust Management:

        Mutual Trust Management is an exempted Investment Unit Trust formed under the laws of the Cayman Islands. Its principal business is to seek out opportunities in the securities of companies and to acquire, hold and manage such securities. Its principal place of business of Mutual Management is Hemisphere House, 9 Church Street, P.O. Box HM 951, Hamilton HM DX, Bermuda.

        With respect to each manager of Mutual Trust Management, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

(c)     RIT:

        RIT is an investment company formed under the laws of the United Kingdom, whose principal place of business is Spencer House, 27 St. James's Place London SW1A 1NR, in the United Kingdom. Its principal business is to seek out opportunities to invest in the securities of companies and to acquire, hold, manage and dispose of such securities.

        With respect to each manager of RIT, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

(d)     Sofaer Capital

        Sofaer Capital is a British Virgin Islands corporation that acts as the authorized investment advisor for Mutual Trust Management and RIT. Its principal place of business of Sofaer Capital is PO Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

        With respect to each director and executive officer of Sofaer Capital, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

(e)     Mr. Sofaer

        Mr. Sofaer is principally employed as the director of Sofaer Capital. He is a citizen of the United Kingdom, and his business address is Spencer House, 27 St. James's Place, London, SW1A 1NR.

(f)     Mr. Lee:

        Mr. Lee is a citizen of Korea, whose address is #25-8 Sangdo 2-Dong, Dongjak-Gu, Seoul, Korea. He is principally employed by Asianstar, Inc.

(g)     Cornerstone LLC and Cornerstone IV:

        Cornerstone IV is a limited partnership formed under the laws of Delaware whose principal place of business is 717 Fifth Avenue, Suite 1100, New York, New York 10021. Its principal business, and that of Cornerstone LLC, its parent, is to make private equity investments in growth companies. Cornerstone LLC, a Delaware limited liability company, is the general partner of Cornerstone IV. Mr. Robert Getz and Mr. Mark Rossi are managers of Cornerstone LLC.

        With respect to each manager of Cornerstone LLC, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

(h)     PS Capital:

        PS Capital is a limited liability company formed under the laws of Delaware whose principal place of business is 11 Hedgerow Lane, Greenwich, Connecticut 06831. Its principal business is to seek out opportunities to invest in the securities of companies and to acquire, hold, manage and dispose of such securities.

        With respect to each manager and member of PS Capital, such person's name, citizenship, business address, present principal occupation or employment are set forth on Schedule I hereto and are incorporated by reference herein.

        During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). Nothing herein shall be construed to affirm or imply that any such group exists. To the extent that such a group exists, this
Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to a Securities Purchase Agreement dated as of March 12, 2003, among the Issuer, on the one hand, and Bay Investments, Mutual Trust Management, RIT, Mr. Lee, Pan Invest, Mr. Peter Leparulo, Cornerstone LLC, and PS Capital (collectively, the "INVESTORS") on the other (the "SECURITIES PURCHASE AGREEMENT"), the Investors initially acquired for cash from the Issuer (i) Warrants, dated March 12, 2003, to purchase 853,572 shares of Common Stock (the "TRANCHE I WARRANTS") and (ii) Secured Convertible Subordinated Notes, dated March 12, 2003, in the aggregate principal amount of $1.2 Million that may be convertible, into either (a) 1,190 shares of a to be designated Series B Convertible Preferred Stock (which in turn will be convertible into 1,700,058 shares of common stock), upon approval by the Issuer's stockholders and the occurrence of certain other events set forth in the Securities Purchase Agreement or (b) 535,341 shares of Common Stock not including interest payments or penalties accruing thereon (the "TRANCHE I NOTES").

        Each of the Reporting Persons used personal funds to purchase the Tranche I Notes and the Tranche I Warrants. The Reporting Persons do not plan on borrowing funds to consummate the remaining transactions pursuant to the Securities Purchase Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.

        Each of the Reporting Persons entered into the Securities Purchase Agreement for the purpose of acquiring securities in the Issuer and causing the approval of the transactions described in Item 5 by the Issuer's stockholders. Because the shares of Common Stock issuable upon conversion or exercise of all of the securities issuable to the Reporting Persons pursuant to the Securities Purchase Agreement would represent a controlling interest in the Issuer, the Reporting Persons may be deemed to have formed a group (under Rule 13d-5) to acquire control of the Issuer, provided that nothing herein shall be construed to affirm or imply that any such group exists. Pursuant to the Securities Purchase Agreement, certain decisions and actions on behalf of the Reporting Persons in connection with the Securities Purchase Agreement may be made by Reporting Persons owning the majority of the shares issuable pursuant to the Securities Purchase Agreement. Except as set forth in the preceding sentence, no Reporting Person is legally bound to follow another Reporting Person's instructions or actions with respect to securities of the Issuer. However, the Reporting Persons intend to confer with respect to any actions taken with respect to the Issuer, but are not legally bound to do so.

        Each Reporting Person is considering a number of alternatives to enhance stockholder value, including seeking to cause changes in the board of directors of the Issuer.

        Each Reporting Person retains the right, depending on market conditions and/or other factors, to change their intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Tranche I Warrants and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Tranche I Warrants or the Common Stock issuable upon exercise thereof, the Tranche I Notes or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

        In addition to the Tranche I Notes and Tranche I Warrants, the Reporting Persons acquired the right, subject to the fulfillment of certain conditions under the Securities Purchase Agreement, to acquire (i) additional warrants to purchase 1,884,733 shares of Common Stock (the "TRANCHE III WARRANTS"), (ii) notes (the "SANMINA NOTES") repayable in the Series B Convertible Preferred Stock convertible into 4,756,786 shares of Common Stock, not including interest payments or penalties accruing thereon (the "SERIES B CONVERTIBLE PREFERRED"), and (iii) an additional 1,947 shares of Series B Convertible Preferred convertible into 2,782,142 shares of Common Stock, not including dividends accruing thereon (the "TRANCHE III SHARES"). Beneficial ownership of these equity securities will be acquired for investment purposes, and any resulting change of control of the Issuer is incidental to that investment.

        Pursuant to a Common Stock Voting Agreement, dated March 12, 2003 (the "COMMON STOCK VOTING AGREEMENT"), certain holders of the Issuer's Common Stock agreed to vote (or cause to be voted) the shares of Common Stock owned by such holders (totaling 1,312,479 shares of Common Stock) in favor of approving and consummating the transactions contemplated under the Securities Purchase Agreement, including the adoption of the Certificate of Designation for the Series B Convertible Preferred. The Reporting Persons have no pecuniary interest in the shares of Common Stock subject to the Common Stock Voting Agreement and disclaim beneficial ownership of such shares.

         Pursuant to a Series A Preferred Stock Voting Agreement, dated as of March 12, 2003, (the "PREFERRED STOCK VOTING AGREEMENT"), certain holders of the Issuer's Series A Preferred Stock agreed to vote (or cause to be voted) the shares of Series A Preferred Stock (totaling 2,100 shares, or more than 50% of the issued and outstanding Series A Preferred Stock of the Issuer) in favor of approving and consummating the amendment and restatement of the Certificate of Designation of the Issuer's Series A Preferred Stock contemplated by the Securities Purchase Agreement. The Reporting Persons have no pecuniary interest in the shares of Series A Preferred Stock subject to the Preferred Stock Voting Agreement and disclaim beneficial ownership of such shares.

        Pursuant to the Securities Purchase Agreement, the Issuer agreed to permit one designee of the representative of the Reporting Persons to attend, but not to vote on any proposals at, all meetings of the Issuer's Board of Directors (the "BOARD") and its committees. The Issuer also agreed to cause its Board (subject to its fiduciary duties) to take steps to nominate for election to the Board up to four individuals (subject to proportionate increase if the size of the Board is increased beyond seven members) designated by the Investors' representative.

        Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As noted in Item 4 above, the Reporting Persons may be deemed to have formed a group (under Rule 13d-5) provided that nothing herein shall be construed to affirm or imply that any such group exists. Accordingly, each Reporting Person is reporting that it has shared voting power with respect to 3,065,300 shares, representing (i) the 1,752,821 shares beneficially owned in the aggregate by the Reporting Persons (including the 835,714 shares purchased pursuant to the Securities Purchase Agreement), and (ii) the shares owned by other stockholders of the Issuer which are subject to the Common Stock Voting Agreement. The Reporting Persons have no pecuniary interest in the shares referred to in clause
(ii) and disclaim beneficial ownership of such shares. In addition, the Reporting Persons have reported that they have shared dispositive power with respect the 835,714 shares beneficially owned in the aggregate by the Reporting Persons pursuant to the Securities Purchase Agreement. Except for shares set forth in clause (b) below with respect to such Reporting Person, each Reporting Person disclaims beneficial ownership of all shares as to which shared voting control and shared dispositive control is reported pursuant to this Schedule 13D.

(b) See clause (a) above with respect to shared voting and dispositive power. In addition:

      (i) Bay Investments may be deemed to have sole dispositive and voting power with respect to 142,857 shares of Common Stock, all of which is issuable pursuant to warrants acquired by Bay Investments pursuant to the Securities Purchase Agreement.

      (ii) Mutual Trust Management may be deemed to have sole dispositive and voting power with respect to 193,857 shares of Common Stock, of which 142,857 shares are issuable pursuant to warrants acquired by Mutual Trust Management pursuant to the Securities Purchase Agreement.

      (iii) RIT may be deemed to have sole dispositive and voting power with respect to 51,000 shares of Common Stock, of which no shares are issuable pursuant to warrants acquired by RIT pursuant to the Securities Purchase Agreement.

      (iv) Sofaer Capital may be deemed to have sole dispositive and voting power with respect to 90,000 shares of Common Stock, of which no shares are issuable pursuant to warrants acquired by Sofaer Capital pursuant to the Securities Purchase Agreement and shared voting and dispositive power with respect to 248,957 shares of common stock.

      (v) Mr. Sofaer may be deemed to have shared dispositive and voting power with respect to 248,957 shares of Common Stock.

      (vi) Mr. Lee may be deemed to have sole dispositive and voting power with respect to 35,714 shares of Common Stock, all of which is issuable pursuant to warrants acquired pursuant to the Securities Purchase Agreement.

      (vii) PS Capital may be deemed to have sole dispositive and voting power with respect to 468,388 shares of Common Stock, of which 442,857 shares are issuable pursuant to warrants acquired by PS Capital pursuant to the Securities Purchase Agreement.

      (viii) Cornerstone LLC may be deemed to have shared dispositive and voting power with respect to 766,905 shares of Common Stock.

      (ix) Cornerstone IV may be deemed to have sole dispositive and voting power with respect to 766,905 shares of Common Stock, of which 71,429 shares are issuable pursuant to warrants acquired by Cornerstone IV pursuant to the Securities Purchase Agreement.

(c) Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days, with the exception of the following:

                                                                               Nature of
                         Date on           Number                             Transaction
                       and Market         and Title          Price          (purchase, sale,
     Name of            in which          of Shares           Per            option, gift,             Parties to
 Reporting Person       Effected          Involved           Share         inheritance, etc.)          Transaction
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             01/07/2003            5000             1.217             Purchase               Fahnestock
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             01/08/2003            5000               1.1             Purchase               Fahnestock
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             01/10/2003           20000            1.0693             Purchase                 Sungard
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             02/05/2003             100              0.68             Purchase                 Sungard
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             02/20/2003           14200              0.87             Purchase                 Sungard
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             02/21/2003            3500            0.8257             Purchase                 Sungard
------------------    --------------    --------------    ------------    ---------------------     ------------------
       RIT             02/25/2003            7300            0.7487             Purchase                 Sungard
------------------    --------------    --------------    ------------    ---------------------     ------------------
     Sofaer            03/17/2003           30000            0.8935             Purchase                 Sungard
     Capital
------------------    --------------    --------------    ------------    ---------------------     ------------------
     Sofaer            03/21/2003           60000            1.1337             Purchase                 Sungard
     Capital
------------------    --------------    --------------    ------------    ---------------------     ------------------
  Mutual Trust         01/13/2003           21500            1.0517             Purchase                 Sungard
   Management
------------------    --------------    --------------    ------------    ---------------------     ------------------
  Mutual Trust         01/14/2003           29500           1.1829              Purchase                 Sungard
   Management

(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons acquired the right, subject to the fulfillment of certain conditions under the Securities Purchase Agreement, to acquire (i) the Tranche III Warrants, (ii) the Sanmina Notes, and (iii) the Tranche III Shares. If, following the closing of the purchase of the Tranche III Shares and Tranche III Warrants, the Issuer issues any capital securities (including Common Stock), the Securities Purchase Agreement entitles the Investors to purchase an amount of the new issuance such that each Reporting Person will hold the same percentage of the Issuer's outstanding capital securities both before and after the new issuance.

        The Series B Convertible Preferred will be a new series of the Issuer's preferred stock that will initially be held solely by the Investors. Pursuant to the Securities Purchase Agreement, the Issuer agreed not to issue any shares of Series B Convertible Preferred in excess of the number of shares issued pursuant to the Securities Purchase Agreement without the prior written consent of Investors holding a majority of the shares of Common Stock issuable upon exercise or conversion of the Series B Convertible Preferred.

        Pursuant to a Registration Rights Agreement dated as of March 12, 2003 (the "REGISTRATION RIGHTS AGREEMENT"), between the Issuer and the Investors, the Issuer granted the Investors certain demand, "incidental" and "shelf" registration rights with respect to the shares of Common Stock that they beneficially own.

        Pursuant to the Common Stock Voting Agreement, certain holders of the Issuer's Common Stock agreed to vote (or cause to be voted) the shares of Common Stock owned by him/her in favor of approving and consummating the transactions contemplated under the Securities Purchase Agreement, including the adoption of the Certificate of Designation for the Series B Convertible Preferred.

        Pursuant to a Series A Voting Agreement, certain holders of the Issuer's Series A Preferred Stock agreed to vote (or cause to be voted) the shares of Series A Preferred Stock owned by him/her in favor of approving the amendment and restatement of the Certificate of Designation for the Series A Convertible Preferred contemplated by the Purchase Agreement.

        Pursuant to the Securities Purchase Agreement, the Issuer agreed to permit one representative of the Investors to attend, but not to vote on any proposals at, all meetings of the Board and its committees. The Issuer also agreed to cause its Board (subject to its fiduciary duties) to take such steps as are necessary to nominate for election to the Board up to four individuals (subject to proportionate increase if the size of the Board is increased beyond 7 members).

        The foregoing descriptions of the Securities Purchase Agreement, the Tranche I Warrants, the Tranche I Notes, the Common Stock Voting Agreement, the Series A Voting Agreement, and the Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.2 through 99.7 hereto, respectively, and incorporated herein in their entirety by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description
------- -----------
99.1    Joint Reporting Agreement, dated March 24, 2003, among Bay Investments
        Limited, Mutual Trust Management (Bermuda) Limited as trustee of Sofaer
        Funds/Global Hedge Fund, RIT Capital Partners plc, Sofaer Capital Inc.,
        Michael Sofaer, Seon Yong Lee, Cornerstone Equity Investors, LLC
        Cornerstone Equity Investors IV, L.P., and PS Capital LLC.

99.2    Securities Purchase Agreement, dated March 12, 2003, among Novatel
        Wireless, Inc. and Bay Investments Limited, Mutual Trust Management
        (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund, RIT
        Capital Partners plc, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr.
        Peter Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.3 Form of Warrant to purchase Common Stock, dated March 12, 2003, issued by Novatel Wireless, Inc. to Bay Investments Limited, Mutual Trust
        Management (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge
        Fund, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr. Peter Leparulo,
        Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.4 Form of Secured Convertible Subordinated Note, dated March 12, 2003, issued by Novatel Wireless, Inc. to Bay Investments Limited, Mutual
        Trust Management (Bermuda) Limited as trustee of Sofaer Funds/Global
        Hedge Fund, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr. Peter
        Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.5    Voting Agreement, dated March 12, 2003, between Henry Sweetbaum, as
        Purchaser Representative, and certain stockholders of Novatel Wireless, Inc.

99.6    Series A Preferred Stock Voting Agreement, dated March 12, 2003, between
        Henry Sweetbaum, as Purchaser Representative, and certain holders of the Series A Convertible Preferred Stock of Novatel Wireless, Inc.

99.7    Registration Rights Agreement, dated March 12, 2003, between Novatel
        Wireless, Inc. and Bay Investments Limited, Mutual Trust Management
        (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund, RIT
        Capital Partners plc, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr.
        Peter Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

March 24, 2003                   Bay Investments Limited

                                 By: /s/ H. J. Pudwill
                                    --------------------------------------------
                                    Name: Horst J. Pudwill
                                    Title: Director

March 24, 2003                   Mutual Trust Management (Bermuda) Limited as
                                 trustee of Sofaer Funds/Global Hedge Fund

                                 By: /s/ Michael Sofaer
                                    --------------------------------------------
                                    Name: Michael Sofaer
                                    Title: Managing Director

March 24, 2003                   RIT Capital Partners plc

                                 By: /s/ Michael Sofaer
                                    --------------------------------------------
                                    Name: Michael Sofaer
                                    Title: Managing Director

March 24, 2003                   Seon Yong Lee

                                 By: /s/ Seon Yong Lee
                                    --------------------------------------------
                                    Seon Yong Lee

March 24, 2003                   Cornerstone Equity Investors, LLC

                                 By: /s/ Robert H. Getz
                                    --------------------------------------------
                                    Name: Robert H. Getz
                                    Title: Managing Director


March 24, 2003                   Cornerstone Equity Investors IV, L.P.

                                 By: Cornerstone Equity Investors, LLC

                                     By: /s/ Robert H. Getz
                                        ----------------------------------------
                                        Name: Robert H. Getz
                                        Title: Managing Director

March 24, 2003                   Michael Sofaer

                                 By: /s/ Michael Sofaer
                                    --------------------------------------------
                                    Michael Sofaer

March 24, 2003                   Sofaer Capital Inc.

                                 By: /s/ Michael Sofaer
                                    --------------------------------------------
                                    Title: Managing Director

                                 PS Capital LLC

March 24, 2003
                                 By: /s/ Stanley M. Blau
                                    --------------------------------------------
                                    Name: Stanley M. Blau
                                    Title: Managing Director

                                   SCHEDULE I

a)    Bay Investments:

      The name, citizenship and present principal occupation or employment of, and the number of shares of the Issuer owned by, each manager of Bay Investments is set forth below. The business address of each of the persons listed below is Suite 1806, Central Plaza, 18 Harbour Road, WanChai, Hong Kong.

Name                                    Present Principal Occupation
----                                    ----------------------------
Horst J. Pudwill                        Managing Director, Bay Investments

Barbara A. Pudwill                      Managing Director, Bay Investments

Citizenship: Hong Kong

Number of shares owned: 178,481 (not including shares disclosed in this 13D)

b)    Mutual Trust Management:

      The name, citizenship and present principal occupation or employment of each manager of Mutual Trust Management is set forth below.

Name                               Present Principal Occupation
----                               ----------------------------
Sofaer Capital                     Manager & Investment Advisor, Mutual Trust
                                   Management & RIT

Citizenship: British Virgin Islands

c)    RIT:

      The name, citizenship and present principal occupation or employment of each manager of RIT is set forth below.

Name                               Present Principal Occupation
----                               ----------------------------
Sofaer Capital                     Manager & Investment Advisor, Mutual Trust
                                   Management & RIT

Citizenship: British Virgin Islands

d)    Sofaer Capital

      The name, citizenship and present principal occupation or employment of each director of Sofaer Capital is set forth below.

Name                               Present Principal Occupation
----                               ----------------------------
Michael Sofaer                     [Managing Director, Sofaer Capital]

Citizenship: United Kingdom

g)    Cornerstone LLC & Cornerstone IV

      Cornerstone LLC is the general partner of Cornerstone IV.

      The name, citizenship and present principal occupation or employment of each manager of Cornerstone LLC, the general partner of Cornerstone IV, is set forth below. The business address of each of the persons listed below is 717 Fifth Avenue, Suite 1100, New York, New York 10021.

Name                               Present Principal Occupation
----                               ----------------------------
Robert H. Getz                     Managing Director, Cornerstone LLC
Mark Rossi                         Managing Director, Cornerstone LLC

Citizenship: United States

h)       PS CAPITAL

      The name, citizenship and present principal occupation or employment of, and the number of shares of the Issuer owned by, each manager and member of PS Capital is set forth below. The business address of each of the persons listed below is 11 Hedgerow Lane Greenwich, Connecticut 06831.

Members:
Name                         Present Principal Occupation    Present Business Address
----                         ----------------------------    ------------------------
Hass Corporation             Investment in private companies 880 Fifth Ave., Suite 19A, New York,
                                                             NY 10021
CBK LLC                      Investment in private companies 11 Hedgerow Lane, Greenwich,
                                                             CT 06831
Blau Group LLC               Investment in private companies 880 Fifth Ave., Suite 19A, New York,
                                                             NY 10021
Ronald Posner                Chairman, PS Capital            880 Fifth Ave., Suite 19A, New York,
                                                             NY 10021

Managers:
Name of Manager              Present Principal Occupation    Present Business Address
---------------              ----------------------------    ------------------------
Stanley M. Blau              Managing Director, PS Capital   880 Fifth Avenue, New York,
                                                             NY  10021
Alan Kessman                 Managing Director, PS Capital   11 Hedgerow Lane, Greenwich,
                                                             CT  06831
Henry Sweetbaum              Managing Director, PS Capital   880 Fifth Ave., Suite 19A, New York,
                                                             NY  10021
Ronald Posner                Chairman, PS Capital            880 Fifth Ave., Suite 19A, New York,
                                                             NY  10021

Citizenship: With the exception of Mr. Sweetbaum, who is a citizen of the United Kingdom, each of the members of PS Capital is a citizen of the United States.

Number of shares owned: Mr. Kessman owns 500 shares of the Issuer's Common
Stock.

During the last five years, none of the individuals or entities set forth on this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  Exhibit Index

Exhibit Description
------- -----------
99.1    Joint Reporting Agreement, dated March 24, 2003, among Bay Investments
        Limited, Mutual Trust Management (Bermuda) Limited as trustee of Sofaer
        Funds/Global Hedge Fund, RIT Capital Partners plc, Sofaer Capital, Inc.,
        Michael Sofaer, Seon Yong Lee, Cornerstone Equity Investors, LLC,
        Cornerstone Equity Investors IV, L.P. and PS Capital LLC.

99.2    Securities Purchase Agreement, dated March 12, 2003, among Novatel
        Wireless, Inc. and Bay Investments Limited, Mutual Trust Management
        (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund, RIT
        Capital Partners plc, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr.
        Peter Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.3 Form of Warrant to purchase Common Stock, dated March 12, 2003, issued by Novatel Wireless, Inc. to Bay Investments Limited, Mutual Trust
        Management (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge
        Fund, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr. Peter Leparulo,
        Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.4 Form of Secured Convertible Subordinated Note, dated March 12, 2003, issued by Novatel Wireless, Inc. to Bay Investments Limited, Mutual
        Trust Management (Bermuda) Limited as trustee of Sofaer Funds/Global
        Hedge Fund, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr. Peter
        Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.

99.5    Voting Agreement, dated March 12, 2003, between Henry Sweetbaum, as
        Purchaser Representative, and certain stockholders of Novatel Wireless, Inc.

99.6    Series A Preferred Stock Voting Agreement, dated March 12, 2003, between
        Henry Sweetbaum, as Purchaser Representative, and certain holders of the Series A Convertible Preferred Stock of Novatel Wireless, Inc.

99.7    Registration Rights Agreement, dated March 12, 2003, between Novatel
        Wireless, Inc. and Bay Investments Limited, Mutual Trust Management
        (Bermuda) Limited as trustee of Sofaer Funds/Global Hedge Fund, RIT
        Capital Partners plc, Mr. Seon Yong Lee, Pan Invest & Trade Inc., Mr.
        Peter Leparulo, Cornerstone Equity Investors, LLC, and PS Capital LLC.